Exhibit 12.1

Statement regarding Computation of Ratio of Earnings for Fixed Charges

FLIR Systems Inc.

Ratio of Earnings to Fixed Charges

($000)

	Quarter Ended		Year Ended
	6/30/2002	6/30/2003	12/31/1998	12/31/1999	12/31/2000	12/31/2001	12/31/2002
Pre-tax income	$11,244	$14,500	$5,396	$(52,086)	$(22,329)	$28,743	$48,893

Add: Fixed Charges:
Interest Expense	825	445	3,162	7,843	12,022	9,423	1,679
Amortized debt expenses	(35)	150	—	—	241	426	356
Other	—	—	—	—	—	—	—

Total Fixed Charges	790	595	3,162	7,843	12,263	9,849	2,035

Earnings available for fixed charges	$12,034	$15,095	$8,558	$(44,243)	$(10,066)	$38,592	$50,928

Fixed charges	$790	$595	$3,162	$7,843	$12,263	$9,849	$2,035

Ratio of earnings to fixed charges	15.23	25.37	2.71	N/C	N/C	3.92	25.03